ISSUER FREE WRITING PROSPECTUS
Dated January 20, 2012
Filed pursuant to Rule 433
Registration Statement No. 333-169075

AMERICAN REALTY CAPITAL HEALTHCARE TRUST, INC.
FREE WRITING PROSPECTUS

American Realty Capital Healthcare Trust, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on August 27, 2010 and the registration statement became effective on February 18, 2011. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated February 18, 2011, and supplements thereto are available on the SEC Web site at http://sec.gov/Archives/edgar/data/1499875/000114420411009880/v211699_424b3.htm,
http://www.sec.gov/Archives/edgar/data/1499875/000114420411060072/v238470_424b3.htm,
http://www.sec.gov/Archives/edgar/data/1499875/000114420411064325/v240546_424b3.htm,
http://sec.gov/Archives/edgar/data/1499875/000114420411068548/v242443_424b3.htm, and
http://sec.gov/Archives/edgar/data/1499875/000114420411069318/v242845_424b3.htm. Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-373-2522.

The Company issued the following press release on January 20, 2012:

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CONTACTS

From: Anthony J. DeFazio DeFazio Communications, LLC tony@defaziocommunications.com Ph: (484-532-7783)	For: Brian S. Block, EVP & CFO American Realty Capital Healthcare Trust, Inc. bblock@arlcap.com Ph: (212-415-6500)

FOR IMMEDIATE RELEASE

American Realty Capital Healthcare Trust Acquires

BioLife Plasma Services Facility

New York, NY, January 20, 2012 – American Realty Capital Healthcare Trust, Inc. (the “Company”) announced today that it closed on the acquisition of a build-to-suit property leased to BioLife Plasma Services L.P. at a purchase price of approximately $5.7 million, exclusive of closing costs. This acquisition increases the total size of the Company’s portfolio to approximately $174.7 million comprised of 14 properties.

The BioLife Plasma Services facility consists of 15,000 rentable square feet and is used to process and administer plasma based therapies. The property is located in Denton, Texas.

The property is 100% leased to BioLife Plasma Services L.P., a subsidiary of Baxter International Inc., which develops, manufactures and markets products for people with hemophilia, immune disorders, infectious diseases, kidney disease, trauma, and other chronic and acute medical conditions. Baxter International Inc. has an investment grade credit rating as determined by major credit rating agencies and has guaranteed the tenant’s obligations under the lease. The triple net lease has a 10-year term, commenced in February 2011 and expires in February 2021.

American Realty Capital Healthcare Trust, Inc. is a publicly registered, non-traded real estate investment program.

To arrange interviews with executives of American Realty Capital Healthcare Trust, Inc. please contact Tony DeFazio at 484-532-7783 or tony@defaziocommunications.com.

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